UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

LATAM AIRLINES GROUP S.A.

(Name of Issuer)

Shares of Common Stock, without par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Peter W. Carter

Executive Vice President & Chief Legal Officer
Delta Air Lines, Inc.

1030 Delta Boulevard

Atlanta, GA 30354

Telephone: +1 404 715 2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons DELTA AIR LINES, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions)(1), (2) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 121,281,538
	8	Shared Voting Power 0
	9	Sole Dispositive Power 121,281,538
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 121,281,538
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 20.0% (19.99%)(3)
14	Type of Reporting Person (See Instructions) CO

(1) The Reporting Person (as defined herein) together with the Other Shareholders (as defined herein) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of these parties engaging in the activities described in Item 4 below. As noted below, the Reporting Person expressly disclaims membership in a group with any other person.

(2) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Person as a result of membership in a “group” within the meaning of Section 13(d) of the Act, and the Reporting Person expressly disclaims such membership. See Item 4 below for additional information.

(3) Percentage calculated on the basis of 606,407,693 shares of common stock, without par value, of LATAM Airlines Group S.A. (“LATAM” and the “Common Stock”), outstanding as of September 30, 2021, as reported by LATAM in its Report of Foreign Private Issuer on Form 6-K, submitted to the Securities and Exchange Commission on November 10, 2021 (Film No. 211396519), and rounded up in accordance with instruction 13 of the cover page for Schedule 13D.

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Explanatory Note

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D relates to LATAM’s Common Stock and amends the initial statement on Schedule 13D filed by the Reporting Persons on January 6, 2020, as amended by Amendment No. 1 thereto, filed on September 7, 2021, Amendment No. 2 thereto, filed on December 13, 2021 and Amendment No. 3 thereto, filed on January 12, 2022 (“Amendment No. 3” and the Schedule 13D as so amended through Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to update the list of Covered Persons on Schedule A attached to the Schedule 13D to, among other things, reflect the addition of Greg Creed and Leslie Hale to the Reporting Person’s Board of Directors. As amended, Schedule A is incorporated into this Item 2 by reference. All other information under this Item 2 remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by deleting the last paragraph of item 4 of Amendment No. 3 and inserting the following language in its place:

“On May 20, 2022, the Reporting Person, Costa Verde and Qatar entered into an agreement (the “Reallocation Letter”) pursuant to which the parties have agreed to transfer, exchange and assign, and thereby reallocate, preemptive rights they currently hold and backstop commitments they have made under the BCA to purchase equity and/or securities convertible into equity in reorganized LATAM such that, in connection with LATAM’s emergence from bankruptcy and subject to the terms of the Reallocation Letter, Costa Verde and Qatar’s respective ownership interests in reorganized LATAM are anticipated to be approximately 7% and 10%, and Delta’s ownership interest in reorganized LATAM is anticipated to be approximately 10%, as previously disclosed, with such resulting equity percentages being unchanged by the Reallocation Letter. The Reallocation Letter sets forth the terms by which the preemptive rights and backstop commitments will be reallocated, specifically providing that the Reporting Person and Qatar will transfer to Costa Verde all of their ERO New Common Stock Backstop Commitments and preemptive rights in connection with the ERO New Common Stock in exchange for a portion of Costa Verde’s New Convertible Notes Class B Backstop Commitment and preemptive rights to acquire the New Convertible Notes Class B, each as provided for in and permitted by the BCA and Chilean law, as applicable. If the Facilitating Shareholders collectively acquire less than 27% of the equity to be issued in connection with LATAM’s reorganization, they will transfer, exchange and/or assign their respective ERO New Common Stock, New Convertible Notes Class B, ERO New Common Stock Backstop Commitments and New Convertible Notes Class B Backstop Commitments, as applicable, such that the equity in reorganized LATAM owned by each of the Backstop Shareholders will be reduced proportionately from the anticipated percentages indicated above, respectively.”

The Reporting Person disclaims membership in a “group” within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Common Stock beneficially owned by any other person, including the Other Shareholders or any member of the Ad Hoc Group, and nothing in this Amendment No. 4 shall be deemed an admission that the Reporting Person is a member of a “group” within the meaning of Section 13(d) of the Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

“The responses of the Reporting Person to Items 2, 3, 4, 5 of the Schedule 13D, as amended by this Amendment No. 4, are incorporated into this Item 6 by reference.

Except as disclosed in the Schedule 13D, as amended by this Amendment No. 4, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third persons, including the Other Shareholders, with respect to the Common Stock.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit Number	Description
Exhibit 99.5	Subscription Rights Transfer, Exchange and Assignment Commitment Agreement, dated as of May 20, 2022

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2022	DELTA AIR LINES, INC.

	By:	/s/ Peter W. Carter
Peter W. Carter
Executive Vice President & Chief Legal Officer

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SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DELTA AIR LINES, INC.

The following table and related footnotes set forth the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Person. The business address of each such person at Delta Air Lines, Inc. is 1030 Delta Boulevard, Atlanta, Georgia 30320-6001. Each such person is a citizen of the United States of America, with the exception of Sergio A. L. Rial, who is a dual citizen of Brazil and Spain.

Name	Relationship to Reporting Person	Present Principal Occupation (outside Reporting Person, if any)
Edward H. Bastian	Chief Executive Officer and Director	N/A
Francis S. Blake	Chairman of the Board	N/A
Ashton B. Carter	Director	Director of the Belfer Center for Science and International Affairs at Harvard Kennedy School[1]
Greg Creed	Director	N/A
David G. DeWalt	Director	Founder and Managing Director of NightDragon Security[2]
William H. Easter III	Director	N/A
Leslie D. Hale	Director	President and Chief Executive Officer of RLJ Lodging Trust[3]
Christopher A. Hazleton	Captain, Airbus 321, and Director	N/A
Michael P. Huerta	Director	N/A
Jeanne P. Jackson	Director	N/A
George N. Mattson	Director	N/A
Sergio A. L. Rial	Director	Non-Executive Chairman of the Board of Directors of Banco Santander (Brasil) S.A.[4]
David S. Taylor	Director	Executive Chairman of the Board of Directors of The Procter & Gamble Company[5]
Kathy N. Waller	Director	N/A
Allison Ausband	Executive Vice President – Chief Customer Experience Officer	N/A
Alain M. Bellemare	Executive Vice President and President – International	N/A
Peter W. Carter	Executive Vice President – Chief Legal Officer	N/A
Glen W. Hauenstein	President	N/A
Daniel Janki	Executive Vice President – Chief Financial Officer	N/A
John Laughter	Executive Vice President – Chief of Operations	N/A
Rahul Samant	Executive Vice President – Chief Information Officer	N/A
Steven M. Sear	Executive Vice President – Global Sales	N/A
Joanne D. Smith	Executive Vice President – Chief People Officer	N/A

_____________________________

1 The Harvard Kennedy School is located at 79 John F. Kennedy Street, Cambridge, Massachusetts 02138.

2 The principal executive offices of NightDragon Security, a private venture capital firm, are located at 101 2nd St., Suite 1275, San Francisco, CA 94105.

3 The principal executive offices of RLJ Lodging Trust, a real estate investment trust, are located at 3 Bethesda Metro Center, Suite 1000, Bethesda, MD 20814.

4 The principal executive offices of Banco Santander (Brasil) S.A., a commercial bank and member of the Santander Group, are located at Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235 – Bloco A, Vila Olímpia, São Paulo, SP 04543-011, Federative Republic of Brazil.

5 The principal executive offices of The Procter & Gamble Company, a consumer goods corporation, are located at One Procter & Gamble Plaza, Cincinnati, Ohio, 45202.

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